Ernst & Young LLP 221 East 4th Street Suite 2900 Cincinnati, OH 45202	Tel: +1 513 612 1400 www.ey.com

March 10, 2025

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Exhibit 99.3 to Form N-CSR dated March 10, 2025 of Longleaf Partners Funds Trust and are in agreement with the statements contained in the Changes in and Disagreement with Accountants section included on page 22 of the Annual Financial Statements and Additional Information and the statements included in the Changes in and Disagreements with Accountants section of the Annual Shareholder Reports. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours very truly,

/s/ Ernst & Young LLP

Cincinnati, OH